Exhibit 99.1

BIT Mining Continues Solana Strategy with 17,221 SOL Purchase

The Company, soon to be renamed SOLAI Limited, now holds 44,412 SOL in its treasury

AKRON, Ohio - September 11, 2025 - BIT Mining Limited (NYSE: BTCM) ("BIT Mining" or the "Company"), a leading technology-driven cryptocurrency infrastructure company, today announced the purchase of an additional 17,221 SOL to add to the Company’s growing SOL treasury. This milestone brings our treasury to over 44,000 SOL. The treasury is valued at approximately $9.95 million, calculated based on the quoted price of SOL measured at fair value at UTC 0:00 as of September 10, 2025.

“We continue to see value in growing our presence in the Solana ecosystem,” said Bo Yu, the Chairman and Chief Operating Officer of BIT Mining. “Adding these additional resources to our treasury will strengthen our position in the ecosystem and we will continue to operate our validators to help strengthen and secure the network.”

As the Company deepens its commitment to Solana, we are actively exploring additional opportunities across the ecosystem. By combining a growing SOL treasury with hands-on validator operations, we are well-positioned to capture both the financial and strategic upside of Solana’s rapidly expanding on-chain economy.

We recently announced the rollout of DOLAI, a USD denominated stablecoin, on the Solana Blockchain.  DOLAI connects AI agents, merchants, consumers, and institutional finance on Solana's high-speed blockchain ecosystem, with planned expansion into broader multi-chain interoperability. DOLAI is being introduced in collaboration with Brale Inc., a partner ensuring robust compliance standards.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) (to be renamed SOLAI Limited, subject to shareholder approval) is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and SOL treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, BIT Mining aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. In addition, statements that are not historical facts, including statements about the Company's plan to expand into the Solana ecosystem, its intention to launch and grow the DOLAI stablecoin, its vision for AI-native payment applications and the agentic economy, and the intended benefits of such plan, are or contain forward-looking statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

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